FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated May 8, 2012
2	Translation of letter to the Buenos Aires Stock Exchange dated May 8, 2012
3	Call of Shareholder Meeting

Item 1

TRANSLATION

Nota I/YPF No. 26/2012

Buenos Aires, May 8, 2012

Messrs.
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref.: Law No. 26,741

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, on May 7, the approval of Law. No 26,741 was published in the Official Gazette of the Republic of Argentina, which, among other matters, provides for the expropriation of 51% of the equity of YPF S.A. represented by an identical stake of Class D Shares of said company owned by Repsol YPF S.A., its controlled or controlling entities, directly or indirectly, and states that, upon the entry into effect of this Law, the exercise of all rights attached to the expropriated shares correspond to the National State .

Please find attached a copy of the Law referred to above.

Yours faithfully,

     Architect Julio M. DE VIDO
Intervenor YPF, Decree No. 530/12

TRANSLATION

 LAW 26,741

THE SENATE AND HOUSE OF DELEGATES OF THE ARGENTINE
NATION, CONVENED IN LEGISLATURE, ETC.
ISSUES BY LAW:

TITLE I

SOLE CHAPTER

ARGENTINA’S HYDROCARBON SOVEREIGNTY

Article 1. - Achieving self-sufficiency in the supply of hydrocarbons as well as in the exploration, exploitation, industrialization, transportation and sale of hydrocarbons, is hereby declared a national public interest and a priority for the Republic of Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions.

Article 2.- The National Executive Office, as the authority in charge of setting policy on this subject, shall introduce the measures necessary to accomplish the purpose of the present law with the participation of the provinces and public and private capital, national and international.

Article 3.- The principles of the hydrocarbon policy of the Republic of Argentina are hereby established as the following:

a.	Promote the use of hydrocarbons and their derivatives to promote development and as a mechanism to increase the competitiveness of the various economic sectors and that of the provinces and regions;

b.	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves;

c.	Integrate public and private capital, national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and nonconventional hydrocarbons;

d.	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons in the short, medium and long term;

e.
Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in the Republic of Argentina in this regard;

f.	Promote the industrialization and sale of hydrocarbons with a high added-value;

g.	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives;

h.
Collect outstanding balances relating to exportable hydrocarbons in order to improve the trade balance, ensuring a rational exploitation of the resources and the sustainability of its exploitation for use by future generations.

TITLE II

SOLE CHAPTER
FEDERAL COUNCIL OF HYDROCARBONS

Article 4.- A Federal Council of Hydrocarbons is hereby created which shall include the participation of the following:

a.
The Ministry of Economy and Public Finances, the Ministry of Federal Planning, Public Investment and Services, the Ministry of Labor, Employment and Social Security and the Ministry of Industry, through their respective representatives.

b.	The provinces and the Autonomous City of Buenos Aires, through the representatives that each may appoint.

Article 5.- The duties of the Federal Council of Hydrocarbons shall be the following:

a.	Promote the coordinated action of the National and Provincial Governments, with the purpose of ensuring the fulfillment of the objectives of the present law.

b.
Adopt decisions regarding all questions related to the accomplishment of the objectives of this law and the establishment of the hydrocarbons policy of the Republic of Argentina that the National Executive Office may submit for consideration.

Article 6.- The Council shall convene a meeting with the absolute majority of its members an shall be presided and represented by the representative of the National Government that the National Executive Office designates to such end.  It shall establish its own internal regulations.

TITLE III
RECUPERATION OF CONTROL OF YPF

CHAPTER I
EXPROPRIATION

Article 7.- For purposes of ensuring the fulfillment of the objectives of this law, fifty-one percent (51%) of the equity of YPF Sociedad Anónima, represented by an identical stake of Class D shares held by Repsol YPF S.A., its controlled or controlling entities, directly or indirectly, is hereby declared a public interest and subject to expropriation. In addition, fifty-one percent (51%) of the equity of Repsol YPF GAS S.A, represented by sixty percent (60%) of the Class A shares of such company, held by Repsol Butano S.A., its controlled or controlling entities, is hereby declared a public interest and subject to expropriation.

Article 8.- The YPF Sociedad Anónima and Repsol YPF Gas S.A. shares subject to expropriation in accordance with the preceding article shall be distributed in the following manner: fifty-one percent (51%) shall belong to the National Government and the remaining forty-nine percent (49%) shall be distributed among the provinces that compose the National Organization of Hydrocarbon Producing States.

Regulations shall take into consideration the conditions relating to the transfer, ensuring that the distribution of the shares among the provinces that accept their transfer is conducted in an equitable manner, considering each of their levels of hydrocarbon production and proved reserves.

Article 9.- To ensure compliance with the objectives of this law, the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights is completed, in accordance with the preceding article.

The transfer of the political and economic rights of the shares subject to expropriation conducted by the National Government in favor of the provincial governments members of the National Organization of Hydrocarbon Producing States, shall provide for the exercise of shareholder rights in a unified manner for the minimum term of fifty (50) years by means of a shareholders’ agreement.

The appointment of YPF S.A. Directors corresponding to the expropriated shares shall be completed proportionately considering the holdings of the National Government, Provincial Governments and one Director shall represent the employees of the company.

Article 10.- For purposes of implementing this law and the registration of the ownership rights connected to the shares subject to expropriation, it is hereby recorded that the expropriation of such shares is conducted for the public interest and that any future transfer of the shares is prohibited without the permission of the National Congress by a two-thirds vote of its members.

Article 11.- The expropriation processes shall be governed by the provisions of Law No. 21,499 and the expropriator shall be the National Executive Office.

Article 12.- The price of the property subject to expropriation shall be determined in accordance with the provisions of Law No. 21,499, Article 10 and the corresponding provisions.  The appraisal shall be conducted by the National Court of Appraisal.

CHAPTER II

OPERATIONAL CONTINUITY

Article 13.- To ensure the continuity of the activities associated with the exploration, production, processing and refining of hydrocarbons by YPF Sociedad Anónima and Repsol YPF Gas S.A., as well as their transport, distribution and sale, and the increasing investment flows, and adequately supplying the fuel required for the function of the national economy pursuant to the provisions of this law, the National Executive Office, through the persons or organizations it appoints, shall exercise all of the rights conferred upon the shares subject to expropriation in accordance with articles 57 and 59 of such act.

The National Securities Commission, on the day of enactment of this law, shall convene a shareholders meeting in order to discuss, among other matters deemed necessary and relevant for the purposes of the foregoing, the dismissal of all the directors and alternate members, trustees and their alternates, and appoint replacements for the applicable term.

Article 14.- The National Executive Office and Intervenor designated by YPF Sociedad Anónima and Repsol YPF Gas S.A. are empowered to adopt all actions and precautions as necessary, until control of YPF Sociedad Anónima and Repsol YPF Gas S.A. is assumed, in order to ensure the operation of the company, the preservation of its assets, and the supply of hydrocarbons.

CHAPTER III

THE LEGAL CONTINUITY AND MANAGEMENT OF YPF S.A.

Article 15.-  In the execution of its activities, YPF Sociedad Anónima and Repsol YPF Gas S.A. shall continue to operate as publicly traded corporations pursuant to Chapter II, Section V of Law Nº 19,550 and its corresponding regulations, and shall not be subject to any legislation or regulation applicable to the management or control of Companies or entities owned by the National Government or provincial governments.

Article 16.-  The administration of shareholder rights corresponding to the shares subject to expropriation by the National Government and its provinces shall be executed pursuant to the following principles:

a.	The strategic contribution of YPF Sociedad Anónima in compliance with the objectives set forth herein;

b.	The administration of YPF Sociedad Anónima pursuant to the industry’s best practices and corporate governance, safeguarding shareholder interest and generating value on their behalf;

c.	The professional management of YPF S.A.

Article 17.- For purposes of complying with the present law, with respect to sources of finance, YPF Sociedad Anónima shall resort to internal and external, strategic alliances, joint ventures, transitory business unions, and all cooperation partnerships whether public, private or mixed companies, domestic and foreign.

Article 18.- This law is a public order law and shall enter into force upon its publication in the Official Gazette.

Article 19.- It shall be communicated to the National Executive Office.

GIVEN IN THE SESSIONS ROOM OF THE ARGENTINE CONGRESS, IN BUENOS AIRES, THE THIRD DAY OF MAY OF THE YEAR TWO THOUSAND AND TWELVE.

-REGISTERED UNDER NO. 26,741-

AMADO BOUDOU. – JULIAN A. DOMINGUEZ. – Juan H. Estrada. – Gervasio Bozzano.

Item 2

TRANSLATION

Note I/YPF No. 27/2012

Buenos Aires, May 8, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that Mr. Miguel Matías Galuccio, Oil Engineer, has been appointed General Manager of YPF S.A. for the period of the intervention stipulated by Decree No 530/2012.

Yours faithfully

Architect Julio M. DE VIDO
Intervenor YPF, Decree No. 530/12

Item 3
Translation

Ministry of Economy and Public Finance
National Securities Commission

YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby informed that the National Securities Commission, in accordance with the powers assigned by article 13 of Law 26.741 of May 4, 2012, resolved to call the General Ordinary and Special Class A and Class D Shareholders’ Meeting to be held on June 4, 2012, at 11:00 a.m. in first call, and at 12.00 p.m. in second call, in the Corporate Offices located at Macacha Güemes 515, Autonomous City of Buenos Aires, to consider the following:

AGENDA:

1.	Appointment of two Shareholders who shall sign the Minutes of the Meeting.

2.	Removal of one regular and one alternate member of the Supervisory Committee for Class A shares.

3.	Removal of the regular and alternate members of the Supervisory Committee for Class D shares.

4.	Fix the number of regular and alternate members of the Supervisory Committee.

5.	Appointment of one regular and one alternate member of the Supervisory Committee for Class A shares.

6.	Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

7.	Removal of the regular and the alternate member of the Board of Directors for Class A shares.

8.	Removal of the regular and the alternate members of the Board of Directors for Class D shares.

9.	Fix the number of the regular and the alternate members of the Board of Directors.

10.	Appointment of one regular and one alternate member of the Board of Directors for Class A shares and fix the term of appointment.

11.	Appointment of the regular and the alternate members of the Board of Directors for Class D shares and fix the term of appointment.

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Company is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, Autonomous City of Buenos Aires. Therefore, under section 238 of Law No. 19,550, in

Translation

order to attend the Meeting they must obtain a certificate evidencing the account of book-entry shares issued by Caja de Valores S.A. for this purpose, and submit such certificate for its registration in the Register of Attendance to Meetings, at the National Securities Commission situated in 25 de Mayo 175, floor 7th of the Autonomous City of Buenos Aires, on any business day from May 14, 2012 to May 19, 2012 inclusive, from 11:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:00 p.m. The Commission will provide shareholders with the receipt certificates that will enable them to attend the Meeting.

2) The Shareholders who are entities constituted abroad are reminded that, under Resolution 7/2005 of the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of Law No. 19,550. Likewise, under Resolution No. 465/04 of the National Securities Commission, at the time of confirming their attendance and of their actual attendance, they must prove, with respect to the holders of shares and their respective representative, the following information: name, surname and personal identification document; or corporate name and registration details, as the case may be, as well as the other information specified in such provision.

3) Except with respect to items 2, 5, 7 and 10, in considering the Agenda, Shareholders of all classes of shares must exercise their voting rights with respect to all items in block.

4) Shareholders are required to be present at the location designated for the General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate their accreditation and the registration of their attendance. No accreditations will be accepted outside the stated time.

Signed by Lic. Alejandro VANOLI, President of the National Securities Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 8, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Intervenor